Exhibit 99.2

November 11, 2020	NYSE | TSX: ACB

Aurora Cannabis Prices US$150 Million Underwritten Public Offering

Edmonton, AB – November 11, 2020 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (NYSE | TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today the pricing of its previously announced overnight marketed public offering (the “Offering”) of units of the Company (the “Units”) at a price of US$7.50 per Unit. The underwriters for the Offering have agreed to purchase 20,000,000 Units from the Company for total gross proceeds to the Company of US$150,000,000.

Each Unit will be comprised of one common share of the Company (a “Common Share”) and one half of one common share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of 40 months following the closing date of the Offering at an exercise price of US$9.00 per Warrant Share, subject to adjustment in certain events.

BMO Capital Markets and ATB Capital Markets are acting as the bookrunners for the Offering.

In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 15% of the Units offered in the proposed Offering on the same terms and conditions. This option may be exercised by the underwriters for additional Units, Common Shares, Warrants or any combination of such securities.

The Company plans to use the net proceeds of the Offering to fund growth opportunities, working capital, and other general corporate purposes.

The closing of the Offering is expected to take place on or about November 16, 2020 and will be subject to market and other customary conditions, including approvals of the Toronto Stock Exchange and the New York Stock Exchange.

A prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated October 28, 2020 (the “Base Shelf Prospectus”) will be filed with the securities commissions or similar securities regulatory authorities in each of the provinces of Canada, except Quebec, and with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the other documents the Company has filed for more complete information about the Company and this Offering before making an investment decision.

Copies of the Prospectus Supplement, following filing thereof, and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com and copies of the Prospectus Supplement and the Registration Statement will be available on EDGAR at www.sec.gov. Copies of the Prospectus Supplement, following filing thereof, the Base Shelf Prospectus and the Registration Statement may also be obtained from BMO Capital Markets by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 431 or by email at torbramwarehouse@datagroup.ca or from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of such documents may also be obtained from ATB Capital Markets Inc., Attn: Gail O'Connor, 410-585 8th Ave SW, Calgary, Alberta, T2P 1G1, (403) 539-8629 or by email from atbcm_dealflow@atb.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company’s brand portfolio includes Aurora, Aurora Drift, San Rafael ‘71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora’s brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora’s common shares trade on the TSX and NYSE under the symbol “ACB”, and is a constituent of the S&P/TSX Composite Index.

Further Information

For Media:	For Investors:

Michelle Lefler	ICR, Inc.
VP, Communications & PR	Investor Relations
media@auroramj.com	aurora@icrinc.com

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding: the timing and completion of the Offering and the expected use of proceeds of the Offering. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora’s business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information form dated September 24, 2020 (the “AIF”) and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC’s website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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